Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 100 San Diego, California 92130 858.720.8900 main 858.509.3691 faxwww.sheppardmullin.com

June 21, 2024

File Number: 04BR-370249

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attention:	John Cannarella Karl Hiller

Re:	LendingTree, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed February 29, 2024 (the “2023 Form 10-K”)
Comment letter dated June 6, 2024
File No. 001-34063

Dear Messrs. Cannarella and Hiller:

We are submitting this letter at the request and on behalf of LendingTree, Inc. (the “Company”) in response to comments contained in the letter dated June 6, 2024, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas Lebda, Chief Executive Officer of the Company.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the Fiscal Year Ended December 31, 2023

Results of Operations, page 33

1.       We note that in response to prior comment one, regarding our request that you provide disclosure to clarify the manner by which you define user base and how the measure compares to the number of users that are associated with revenues for each period, you propose to indicate that user base reflects users with an active account.

Please further revise your proposed disclosure to clarify the extent to which users reflected in your measure of user base have contributed to revenues for each period.

RESPONSE:

We acknowledge your comment and when we disclose our Spring user base, we will further expand our disclosures around Spring to include the extent to which Spring users reflected in our measure of user base initiated a transaction during the period and therefore contributed to revenue.

Below is the proposed example disclosure for the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that would be included in future filings when we disclose our Spring user base:

June 21, 2024

LendingTree Spring (previously MyLendingTree)

We consider certain metrics related to Spring set forth below to help us evaluate our business and growth trends and assess operational efficiencies. We believe our Spring platform drives repeat user engagement resulting in lower acquisition costs and increases consumer lifetime value. The calculation of the metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

We added [●] million net new users in [period], bringing cumulative active users to [●] million as of [period end date]. We calculate the number of Spring users at a period end as the number of users that had an active account at any point during the quarter that includes the period end date. Users that de-activated their accounts prior to the most recent quarter are no longer considered in the user base at the end of the most recent quarter. We attribute approximately [$●] million of revenue, or [●]% of total revenue, in [period] to registered Spring users who initiated their transaction from the Spring platform. During the [period], [●] million Spring users initiated a transaction from the Spring platform that contributed to revenue.

2.       We have read your response to prior comment two, regarding our request that you provide meaningful and comparative quantification of material non-financial revenue generating metrics (e.g. underlying revenues from match fees, click and phone transfer fees, closing fees, approval fees, and service and subscription fees).

You indicate that revenues associated with these metrics are unknown, in stating that “management does not report internally the portions of overall revenue or revenue by product or segment represented by the various monetization methods...,” although you do not address the availability of the non-financial information and it is unclear whether your representation pertains to the revenue amounts generally, or is limited to the portions that such amounts would represent of various other amounts.

We see that you provide disclosure on page 40, concerning the changes in revenues from personal loan products and credit card products, and attribute the changes “to a decrease in the number of consumers completing request forms and in revenue earned per consumer,” and “to a decrease in the number of clicks and a decrease in revenue earned per click.”

Please clarify for us whether you are representing that you are unable to quantify the key metrics underlying revenues, the revenues reported based on such metrics, or both; and explain to us how you were able to establish correlation between the changes in revenues referenced on page 40 and the number of request forms and clicks.

If the non-financial metrics are available tell us how you determined that providing this disclosure on a comparative basis would not enhance a readers understanding of your results of operations, as suggested in your response, considering the correlation with revenues and your narratives that appear to reference this activity.

RESPONSE:

The references on page 40 of the 2023 Form 10-K comparing the numbers of consumers completing request forms and the numbers of clicks are descriptions of volume provided in accordance with Item 303(b)(2)(iii) of Regulation S-K. The reference to personal loan product consumers completing request forms is the volume of consumer inquiries transmitted to lenders for the personal loan product, and the reference to clicks for the credit cards product is the volume of consumer transmissions (which occur via a consumer clicking on a link) to card issuers. The Company regards these transmissions as the “product” that it provides to its customers, and volume measured in this way for each material product category is an important non-financial metric reviewed and analyzed by the Company’s management.

Monetization of that volume is a separate concept and is described on page 5 of the Form 10-K under “Description of the Business” under the heading “Products”, including a listing of monetization types for the different products the Company offers. The disclosures on page 40 of the 2023 Form 10-K do not reflect a quantification or other analysis of any of these monetization types. Management does not regard these monetization types as non-financial metrics and does not quantify, describe or analyze them as non-financial metrics in internal or external reports.

June 21, 2024

While granular information concerning transactions by monetization type would generally be available via the Company’s enterprise resource management system or supporting platforms, and could be aggregated to show company revenue by monetization type, this information is neither reported to management nor analyzed by management, and such information has never been aggregated and computed to show company revenue by monetization type. The lack of internal reporting of this information reflects management’s view that the monetization method is not important to an understanding of what drives revenue in any of the Company’s products. Because management does not have readily available, and does not review or analyze, either the quantity of transactions via different monetization types or the contributions of different monetization types to revenue, management expressed the conclusion indicated in our May 30, 2024 letter that providing this disclosure would not enhance a reader’s understanding of the Company’s results of operations.

However, after considering the Staff’s comment, the Company will in future filings make clearer the nature of the volume measures that the Company uses to explain changes in revenues, and we have included what the proposed disclosure would be for the revenue section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the response to comment #3 below.

3.       We note that in response to prior comment two you propose to disclose percentage changes in prices and volumes. For example, you state that revenue from your mortgage products decreased $120.8 million, or 67%, to $58.7 million in 2023 from $179.4 million in 2022, primarily due to a 45% decrease in the number of consumers completing request forms and a 40% decrease in revenue earned per consumer.

However, it is unclear from your disclosure as to how much of the $120.8 million decrease in revenue was attributable to i) the reduction of consumers completing request forms and ii) to the reduction of revenue earned per customer. Please refer to Item 303(b)(2)(iii) of Regulation S-K, as it pertains to material changes in revenues; this requires that you provide disclosure to describe “the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services.” In other words, for each revenue category exhibiting a material change, you should report the extent to which the revenue variances are attributable to changes in prices and separately, to changes in volumes or to the introduction of new products or services.

For example, with regard to the reduction in revenues from mortgage products, quantify the amounts that are attributable to (i) the 45% decrease in consumers completing request forms and (ii) the 40% decrease in revenue per customer.

RESPONSE:

The Company will further expand its disclosure, as requested by the Staff, to quantify the extent to which revenue variances are attributable to changes in prices and changes in volumes for each significant product discussed.

Below indicates what the proposed disclosure would be for the relevant section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2023 Form 10-K. Markings indicate changes from the 2023 Form 10-K as filed.

Revenue

Revenue decreased in 2023 compared to 2022 due to decreases in our Home, Consumer and Insurance segments.

Our Consumer segment includes the following products: credit cards, personal loans, small business loans, student loans, auto loans, deposit accounts, and other credit products such as credit repair and debt settlement. Many of our Consumer segment products are not individually significant to revenue. Revenue from our Consumer segment decreased $117.2 million in 2023 from 2022, or 30%, primarily due to decreases in our personal loans, credit cards, small business loans products and other credit products. Several of our other products in the Consumer segment experienced decreases in revenue in 2023 from 2022.

Revenue from our personal loans product decreased $44.0 million, or 31%, to $100.1 million in 2023 from $144.1 million in 2022 ~~primarily~~. The decrease in revenue was due to a 22% decrease in ~~the number of consumers completing request forms and~~volume, representing $28.6 million of the decrease, and an 11% decrease in revenue earned per consumer~~.~~, representing $15.4 million of the decrease. We measure volume for our personal loans product as the number of unique consumers completing request forms.

June 21, 2024

Revenue from our credit cards product decreased $38.2 million, or 38%, to $62.0 million in 2023 from $100.2 million in 2022 ~~primarily~~. The decrease in revenue was due to a 27% decrease in ~~the number of clicks and a~~volume, representing $23.3 million of the decrease, and a 15% decrease in revenue earned per click~~.~~, representing $14.9 million of the decrease. We measure volume for our credit cards product as the number of consumers clicking through to a card issuer.

For the periods presented, no other products in our Consumer segment represented more than 10% of revenue; however, certain other Consumer products experienced notable changes. Revenue from our small business loans product decreased $16.5 million, or 24%, in 2023 compared to 2022, due to a decrease in revenue earned per consumer and a decrease in the number of consumers completing request forms. Revenue from our credit products decreased $12.1 million, or 28%, in 2023 compared to 2022 primarily due to the closure of our Ovation credit services business at the end of the second quarter of 2023. Student loans decreased $5.7 million in 2023 compared to 2022, due to a decrease in the number of consumers.

Revenue from our Insurance segment decreased $49.5 million, or 17%, to $249.6 million in 2023 from $299.1 million in 2022 ~~primarily~~. The decrease in revenue was due to a 23% decrease in the revenue earned per consumer, representing $67.6 million of the decrease, partially offset by an 8% increase in volume, representing an offset of $18.1 million. We measure volume for our insurance product as the number of ~~consumers completing~~consumer request forms and in certain cases of re-engagement with a consumer, the number of such subsequent consumer engagements through our platform.

Our Home segment includes the following products: purchase mortgage, refinance mortgage, and home equity loans and lines of credit. We ceased offering reverse mortgage loans in the fourth quarter of 2022. Revenue from our Home segment decreased $145.6 million, or 50%, in 2023 from 2022 primarily due to a decrease in revenue from our mortgage products.

Revenue from our mortgage products decreased $120.8 million, or 67%, to $58.7 million in 2023 from $179.4 million in 2022. The decrease in revenue was due to a 40% decrease in revenue earned per consumer, representing $72.6 million of the decrease, and a 45% decrease in volume, representing $48.2 million of the decrease. We measure volume for our mortgage products as the number of consumers completing request forms. Revenue from our refinance mortgage product decreased $82.9 million in 2023 compared to 2022, primarily due to a decrease in the number of consumers completing request forms and a decrease in revenue earned per consumer as interest rates continued to increase in 2023. Revenue from our purchase mortgage product decreased $37.9 million in 2023 compared to 2022 primarily due to decreases in revenue earned per consumer and in the number of consumers completing request forms.

Revenue from our home equity loans and lines of credit product decreased $20.7 million, or 20%, to $85.1 million in 2023 from $105.8 million in 2022 ~~primarily~~. The decrease in revenue was due to a 23% decrease in the revenue earned per consumer, representing $24.8 million of the decrease, slightly offset by ~~an~~a 5% increase in volume, representing an offset of $4.1 million. We measure volume for our home equity loans and lines of credit products as the number of consumers completing request forms.

* * *

If you require additional information, please telephone the undersigned at (469) 391-7441.

Very truly yours,

/s/ Lindsay H. Ferguson

Lindsay H. Ferguson

for SHEPPARD, MULLIN, RICHTER & HAMPTON llp

Enclosures

cc: Douglas Lebda